# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Park Ha Biological Technology Co., Ltd., CIK 0001986247
CUSIP: G6925R128
Title of class of securities: Class A Ordinary Shares, par value $0.008 per share
Address of issuer's principal executive offices: 901 & 902-2, Building C, Phase 2, Wuxi I, 196 Jinghui East Road, Xinwu District, W, Jiangsu Province, China (F4), 214000
Date of event which requires filing of this statement: 08/03/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002149103

## Reporting persons
- Corin Global Partners Holdings Limited: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 422,500; shared voting power 0; sole dispositive power 422,500; shared dispositive power 0; aggregate amount beneficially owned 422,500 (9.8% of the class)
  Comment: (1) Includes 260,000 Class A Ordinary Shares for which Warrants are exercisable within the next 60 days.
  
  (2) Based on (i) 2,297,902 Class A Ordinary Shares outstanding following the effectiveness of the reverse stock split on August 6, 2026, as set forth in the Issuer's Form 6-K filed with the Securities and Exchange Commission ("SEC") on August 3, 2026 plus (ii) 2,000,000 Class A Ordinary Shares underlying a warrant which is exercisable within the next 60 days.
- NG YEE LOON: type of reporting person: individual (IN); citizenship or place of organization: Malaysia (N8); sole voting power 422,500; shared voting power 0; sole dispositive power 422,500; shared dispositive power 0; aggregate amount beneficially owned 422,500 (9.8% of the class)
  Comment: (1) Includes 260,000 Class A Ordinary Shares for which Warrants are exercisable within the next 60 days.
  
  (2) Based on (i) 2,297,902 Class A Ordinary Shares outstanding following the effectiveness of the reverse stock split on August 6, 2026, as set forth in the Issuer's Form 6-K filed with the SEC on August 3, 2026 plus (ii) 2,000,000 Class A Ordinary Shares underlying a warrant which is exercisable within the next 60 days.

## Item 1. Issuer
Name of issuer: Park Ha Biological Technology Co., Ltd.
Address of issuer's principal executive offices: 901 & 902-2, Building C, Phase 2, Wuxi International Life Science Innovation Campus, 196 Jinghui East Road, Xinwu District, Wuxi, Jiangsu Province, Ch

## Item 2. Person Filing
Name of person filing: Corin Global Partners Holdings Limited, and NG YEE LOON (each, a "Reporting Person" and collectively, the "Reporting Persons")
Address of principal business office or, if none, residence: The address of the principal business office of each of the reporting persons is NO 38 JALAN IMPIAN EMAS 51 TAMAN IMPIAN EMAS 81300 SKUDAI JOHOR, Malaysia.
Citizenship: See Item 4 on the cover page hereto.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Corin Global Partners Holdings Limited: 425,500; and NG YEE LOON: 422,500. Ownership percentages are based on (i) 2,297,902 Class A Ordinary Shares outstanding following the effectiveness of the reverse stock split on August 6, 2026, as set forth in the Issuer's Form 6-K filed with the SEC on August 3, 2026 plus (ii) 2,000,000 Class A Ordinary Shares underlying a warrant which is exercisable within the next 60 days.
Percent of class: See response to Item 11 on the cover page.
Sole power to vote or to direct the vote: See response to Item 5 on the cover page.
Shared power to vote or to direct the vote: See response to Item 6 on the cover page.
Sole power to dispose or to direct the disposition: See response to Item 7 on the cover page.
Shared power to dispose or to direct the disposition: See response to Item 8 on the cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Corin Global Partners Holdings Limited: /s/ NG YEE LOON, NG YEE LOON, Director (08/10/2026)
- NG YEE LOON: /s/ NG YEE LOON, NG YEE LOON (08/10/2026)